Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

KAR Holdings, Inc.

(in millions, except ratios)

	Year Ended December 31, 2007(1)	Pro Forma Year Ended December 31, 2007	Year Ended December 31, 2008

Loss before income taxes	$(48.3)	(43.2)	$(247.6)

Fixed charges(2)
Interest expense	162.3	226.3	215.2
Interest component of all rentals	14.2	19.8	24.6

Total fixed charges	176.5	246.1	239.8
(Losses) Earnings before income taxes and fixed charges	$128.2	$202.9	$(7.8)

Ratio of earnings to fixed charges	—	—	—
Deficiency	(48.3)	(43.2)	(247.6)

(1)	KAR Holdings, Inc. was organized in the state of Delaware on November 9, 2006. However, the Company had no operations prior to the merger transactions on April 20, 2007.

(2)	Fixed charges represent interest and the interest component of all rentals. The Company uses a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

ADESA, Inc.

(in millions, except ratios)

	For years ended December 31,			From January 1, 2007 to April 19, 2007
	2004	2005	2006
Income from continuing operations before Income taxes	$178.1	$201.9	$204.4	$51.9

Fixed charges(1)
Interest expense	25.4	31.2	27.4	7.8
Interest component of all rentals	7.2	7.3	7.9	2.4

Total fixed charges	32.6	38.5	35.3	10.2
Earnings before income taxes and fixed charges	$210.7	$240.4	$239.7	$62.1

Ratio of earnings to fixed charges	6.5	6.2	6.8	6.1

(1)	Fixed charges represent interest and the interest component of all rentals. ADESA uses a reasonable approximation of the interest factor related to operating leases in calculating the interest component of all rentals.

Insurance Auto Auctions, Inc.

(in thousands, except ratios)

	For the year ended December 31, 2004	From December 27, 2004 to May 25, 2005	From May 26, 2005 to December 25, 2005	For year ended December 31, 2006	From January 1, 2007 to April 19, 2007

Fixed charges
Interest expense, net (1)	1,505	567	15,021	30,596	10,023
Interest factor attributable to rentals	8,025	3,583	5,308	10,029	3,394

Fixed Charges	$9,530	$4,150	$20,329	$40,625	$13,417

Earnings
Pre-tax (loss) income from continuing operations	19,404	4,459	(6,766)	(8,855)	1,084
Plus fixed charges	9,530	4,150	20,329	40,625	13,417

Earnings	$28,934	$8,609	$13,563	$31,770	$14,501

Ratio of earnings to fixed charges	3.0	2.1	—	—	1.1
Deficiency	—	—	(6,766)	(8,855)	—

(1)	Includes amortization on debt issuance cost.